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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL DYNAMICS BROKER DEALER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 FIFTH AVENUE, 29TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONIQUE ROMERO 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

135 WEST 50TH ST (Address) NEW YORK (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE IRACI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL DYNAMICS BROKER DEALER LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANTIAGO J BALBIN
Notary Public
Connecticut
My Commission Expires Jul 31, 2022

Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Dynamics

TRULY INVESTED.

CAPITAL DYNAMICS BROKER DEALER LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

Thursday, December 31, 2020

CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of Capital Dynamics Broker Dealer LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.
New York, NY
February 19, 2021

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	104,249
Receivable from Affiliate		6,939
Prepayments		55,821
	$	167,009
LIABILITIES AND MEMBER'S EQUITY		
Payable to Parent	$	2,100
Accrued expenses		22,936
		25,036
Member's equity		141,973
	$	167,009

See accompanying notes to the financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics US, Inc. ("Parent"), effective March 31, 2018. Prior to this date, the Company was a wholly-owned subsidiary of Capital Dynamics, Inc. ("CDI" or "Affiliate") which is now a wholly-owned subsidiary of Parent. The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking institution.

Revenue Recognition

The Company earns revenue in accordance with the Private Placement Agent Agreement held with CDI, a related party under common ownership. Success fees are earned based on a percentage of (i) the amount invested on closing in the funds managed by CDI, (ii) the management fee received in respect to a subscription or (iii) the contractual value of a binding contract, provided that such fees amount to at least 105% of the related sales commissions expenses, pursuant to the Private Placement Agent Engagement with CDI. The success fee revenue is earned based on the contractual value of a binding contract, whereby the initial subscription will give rise to a success fee. The Company believes that the performance obligation is satisfied on the date of closing when the capital contribution is called for by CDI because that is when the underlying investment has been placed with the customer. The success fee revenue recognized is constrained to the amount that is not subject to reversal, since the success fee may be reduced by any customer who do not contribute capital in accordance with the requirements of the private investment companies sponsored by the Company's affiliates. In addition to success fees, the Company receives a monthly retainer fee as compensation for reasonable efforts to arrange for private placements for private investment companies sponsored by the Company's affiliates, or Offered Services as defined in the Private Placement Agent Agreement. Revenue is recognized over time for these services, in which the performance obligations are simultaneously provided by the Company and utilized by CDI.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing revaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $79,000, which was approximately $74,000 in excess of its minimum net capital requirement of $5,000.

3. Exemption from Rule 15c3-3

As of October 11, 2020 the Company is no longer claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts. The Company's business activities are, and will remain the private placement of securities, including providing advice regarding structuring, financing, investment or divestment, and evaluation of investment alternatives.

4. Related party transactions

The Company provides private placement agent services to CDI and receives fees for these services. Success fees amounted to $145,702 and retainer fees amounted to $108,000 for the year ended December 31, 2020. The Company had a receivable from CDI of $24,344 at the beginning of the year, and a receivable from CDI of $6,939 at December 31, 2020.

The Company was recharged $138,763 by CDI for sales commission expenses to registered representatives for the year ended December 31, 2020.

Pursuant to a separate agreement, (the "Agreement"), with Parent (effective March 1, 2020), the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $12,600 for the year ended December 31, 2020. The Company had a payable to Parent of $2,100 at December 31, 2020. The receivable from CDI and payable to Parent fluctuates based on the timing of cash payments, the amount of success fees, and the intercompany recharges from CDI and Parent.

5. Subsequent events

Management has evaluated subsequent events through the date the financial statements were available for issuance.